This Form CB contains 23 pages, including all exhibits.

5-80909

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

06023217

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
Tel: 81-3-33603-2131
Ryozo Kubo
Chief of Finance & Accounting and Operating Officer

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the Request for Submission of Share Certificates due to Merger disseminated to shareholders, dated January 27, 2006.
2	English translation of the Notice of Shareholding Matters Pertaining to the Merger disseminated to shareholders, dated January 27, 2006.
3	English translation of the Share Certificate Submission Form disseminated to shareholders, dated January 27, 2006.
4	English translation of the Notification with regard to the planned merger with TOMY Company, Ltd. posted on corporate website, dated January 27, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Request for Submission of Share Certificates due to Merger, Notice of Shareholding Matters Pertaining to the Merger and Notification with regard to the planned merger with TOMY Company, Ltd..

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 22, 2005, Takara Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Takara CO., Ltd.

By: ______________________

Name: Nobuyuki Okude

Title: President & CEO

Date: January 30, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the Request for Submission of Share Certificates due to Merger disseminated to shareholders, dated January 27, 2006.
2	English translation of the Notice of Shareholding Matters Pertaining to the Merger disseminated to shareholders, dated January 27, 2006.
3	English translation of the Share Certificate Submission Form disseminated to shareholders, dated January 27, 2006.
4	English translation of the Notification with regard to the planned merger with TOMY Company, Ltd. posted on corporate website, dated January 27, 2006.

Exhibit 1

January 27, 2006

REQUEST FOR SUBMISSION OF SHARE CERTIFICATES DUE TO THE MERGER

Dear Shareholder,

The Company ("Takara") hereby informs you that, in accordance with the resolution of the extraordinary general meeting of shareholders held on September 6, 2005, as of March 1, 2006 the Company (which will operate under the name Kabushiki Kaisha Takara TOMY in Japanese and TOMY Company, Ltd. in English) will have completed its merger with TOMY Company, Ltd. (7-9-10 Tateishi, Katsuhika-ku, Tokyo).

In this regard, the day before the merger, February 28, 2006, all shareholders (including beneficial shareholders) registered or recorded in the latest shareholder register will receive 0.356 of one share in the new, post-merger company for every one share of Takara they are registered as possessing as per the latest shareholder register. As part of this procedure, please refer to the "Instructions for the Submission of Share Certificates" below. Please submit all of the share certificates in your possession to the Chuo Mitsui Trust and Banking Company. Ltd. within the submission period.

Please note that all share certificates not submitted during the specified period shall thereby be rendered null and void.

Those shareholders whose shares are currently deposited at the Japan Securities Depository Center in the share deposit system, those whose holdings of shares number less than 100 shares, which are listed in the share registry of Takara, or those who have already declared that they are not in possession of their share certificates registered in the registry, do not need to involve themselves in the procedures to submit their share certificates.

Yours faithfully,
Nobuyuki Okude, President and CEO
TAKARA Co., Ltd.
4-19-16 Aoto, Katsushika-ku, Tokyo

Points to Note

You cannot sell any of your shares during the period of time between the day you submit your share certificates and the day you receive your share certificates in the post-merger entity (currently scheduled to be sent to shareholders on April 28, 2006). Any shareholders wishing to sell some or all of their holdings during this period must apply to utilize the share deposit system by the middle of February 2006. Following the official date of the merger (March 1, 2006) these holdings may be sold as shares in Takara TOMY Co. Ltd. Please contact your broker for more details.
In the event that shareholders choose not to apply to the share deposit system, please be aware that neither all nor any part of their shareholding may be sold until your new share certificate has been received.

Items required for submission:

1. Takara Co. Ltd. Share Certificates
Shareholders who have their share certificates in safe custody of brokers need to contact said brokers and request their assistance.
2. Share Certificate Submission Form
Please fill out the relevant sections in the Share Certificate Submission Form enclosed and affix your registered seal (the seal registered with your securities company) to it.

Instructions for the Submission of Share Certificates (Outline)

(Please refer to the item-by-item breakdown below for details)

In the case of shares deposited at the Japan Securities Depository Center → There is no need to undertake the share certificate submission procedure. After March 1, 2006, these holdings may be sold as shares in the post-merger entity. The minimum number of shares that may be sold ("one trading unit") is 100 shares. Shareholders in possession of odd lots of less than one trading unit (less than 100 shares) are entitled to sell the total number of shares (less than 100 shares) to the Company. (Please refer to Sections 4 and 7 of the "Instructions for the Submission of Share Certificates" below.)

In the case that shares are not deposited at the Japan Securities Depository Center → Please follow one of the following procedures:

- Shareholders with the intention to sell some or all of their shareholdings before the end of April 2006 → Any shareholders wishing to sell some or all of their holdings before the end of April 2006 must apply to the securities custody and book-entry system by the middle of February 2006. Once an application has been completed, there is no further need to undertake the share certificate submission procedure. From March 1, 2006 onward, the official date of the merger, these holdings may be sold as shares in the post-merger company. The minimum number of shares that may be sold is 100 shares. When a shareholder is in possession of an odd lot (less than 100 shares), the shareholder is entitled to sell the total number of shares in his/her possession to the post-merger company. (Please refer to Sections 4 and 7 of the "Instructions for the Submission of Share Certificates" below.)
- In the event that the shareholding consists of registered shares in an odd lot (numbering less than 100)
- In the event that the entire shareholding is subject to a "Declaration of No Share Certificates"

  → There is no need to undertake the share certificate submission procedure.
- In the event that the share certificates are in safe custody of broker → Share certificate submission is required. Please refer to your broker for details of the procedure.
- When a shareholder is in possession of the share certificates and the situation is not covered in the instances described above → Fill out the relevant sections in the Share Certificate Submission Form and leave an impression of your official seal after your signature. Attach the share certificates and submit this to the share transfer agent. (Please refer to section 2. of the "Instructions for the Submission of Share Certificates" below)

Moreover, for shareholders that are not using the share deposit system, please follow the procedures indicated in the following cases:

When a shareholder possesses share certificates that have yet to undergo transfer → Submit the Share Certificate Submission Form with the share certificate itself in addition to the Share Transfer Request Form. If you are a new shareholder, remember to add the "Shareholders Registration Form" too. (Please refer to Section 3 of the "Instructions for the Submission of Share Certificates" below.)

In the event of lost share certificates → Please refer to Section 2 of the "Instructions for the Submission of Share Certificates" below.

- If the shareholder wishes the new share certificates to be delivered to an address that differs from the registered address;
- In the event that the shareholder wishes to change the registered address;
- In the event that the registered seal is unknown; and In the event that the shareholder wishes to make changes to the registered seal

  → Please refer to Section 9 of the "Instructions for the Submission of Share Certificates" below. The relevant forms and documents will be sent to you.

10

Instructions for the Submission of Share Certificates

1. Period for Submission of Share Certificates

From January 30, 2006 until February 28, 2006

In the event that the certificates are posted, submissions postmarked February 28, 2006 shall be valid.

2. Share Certificate Submission Handling Office

(1) Handling Office (Mailing Address) (Customer Query Center)	Share Certificate Transfer Processing Center, Securities Transfer Department, The Chuo Mitsui Trust and Banking Company, Limited 2-8-4 Izumi, Suginami-ku, Tokyo 168-0063 Tel: +81-(0)3-5233-3331 and +81-(0)120-78-2031 (toll-free)
(2) Agency Offices (When shareholders wish to deliver the certificates in person)	All branches across Japan, The Chuo Mitsui Trust and Banking Company, Limited Head Office and all branches across Japan, Japan Securities Agents, Ltd.

3. How to Submit the Share Certificate

(1) Submission

Fill out the relevant sections in the Share Certificate Submission Form and affix your registered seal to it. Attach all the share certificates and deliver the document and certificates to the "Share Certificate Submission Handling Office" as per Section 2 above. (Please refer to the example on filling out the "Share Certificate Submission Form" correctly and the "Securities Transfer Service Network" sections below.)

In the event that the share certificates are to be posted, send the share certificates with the Share Certificate Submission Form as registered mail from a nearby post office. The Company shall meet all postal charges for postal submissions during the submission period, so you need not affix any stamps.

(2) Submission of Share Certificates when the Transfer is Incomplete

When share certificates are submitted when their transfer is still to be completed, please ensure that the "Share Transfer Request Form/ Shareholders Registration Form" is also enclosed.

(3) Issuance of the "Receipt Chit" and the "Notification of the Submitted Share Certification Receipt Number"

Regarding share certificates that you have submitted, if you delivered the share certificates directly to the agency offices of the Share Certificate Submission Handling Office, you will receive a "Receipt Chit." If you posted the share certificates, you will be sent a copy of the "Notification of the Submitted Share Certification Receipt Number." (If you sent the share certificates in by post, it should take around two weeks for the "Notification of the Submitted Share Certification Receipt Number" to arrive.)

The "Receipt Chit" and the "Notification of the Submitted Share Certification Receipt Number" cannot be exchanged for new share certificates, nor can these documents be traded, transferred or pledged. However they are proof that you submitted your share certificates. Therefore, please keep your "Receipt Chit," or "Notification of the Submitted Share Certification Receipt Number" in a safe place until you receive your new share certificates. (This applies only to shareholders holding 100 or more shares) or a document entitled "Notification of Your Post-Merger Shareholdings."

Important Points to Note

1) Following the final date for the submission of share certificates (February 28, 2006), shareholders may not request the issue of new shares of the merged company in place of Takara's shares during the period up to and including April 27, 2006.

2) In the event that the share certificates are in safe custody of your broker, the shareholder shall undertake all necessary procedures required to obtain them for submission, either by requesting the cooperation of the broker with the said procedure or by collecting the share certificates in person from the broker.

3) Once you submit your share certificates, the Company shall not entertain any requests to cancel said submission, nor shall the Company return any submitted share certificates. The Company shall not answer any request to change the name of the submitting party.

4) After submitting your share certificates, in the event of a change of address, please be sure to fill in and submit the "Alteration Form" along with the "Shareholder Registration Form."

5) If you were unable to submit your share certificates due to loss or some other reason, please contact one of the Share Certificate Submission Handling Offices described above before the end of the submission period.

6) The issue of the new share certificates shall, as outlined in Item 5 below, take place in accordance with the rule defined as 100 shares being equivalent to one trading unit. For shareholders who hold include both share certificates (including registered shares) in person, and, simultaneously, shares deposited at the Japan Securities Depository Center, even if the total of both holdings exceeds the minimum trading unit (100 shares), there may be some instances in which a new share certificate cannot be issued. Please direct your queries with regard to this specific matter to the Share Certificate Submission Handling Office described above, or alternatively, contact your securities company.

4. Regarding the Use of the Share Deposit System

(1) For shareholders already using the share deposit system

With regard to shareholdings in the Company, there is no need for shareholders already using the share deposit system to undertake any procedure with regard to share certificate submission. Please contact your broker immediately if you are not sure about the extent of your holdings.

(2) For shareholders intending to apply to the share deposit system

Shareholders who deposit their holdings deposited at the Japan Securities Depository Center by the middle of February 2006 (ask your broker for more detailed information) will be exempt from any procedure with regard to share certificate submission. Moreover, these shareholders will be able to sell their shares in the post-merger entity from March 1, 2006. Please contact your broker for more details about the share deposit system.

Moreover, in the event that a shareholder decides not to use the share deposit system, said shareholder, having submitted the share certificates to the Company, will not be able to sell any of his/her holdings until the new share certificates are delivered. Please also be aware that the Company will not entertain any requests to cancel said submission after share certificates are submitted.

5. Delivery Period and Method of Delivery of New Share Certificates

New share certificates for the new, post-merger company may be delivered from April 28, 2006 (subject to change).

(1) Shareholders in possession of a "Receipt Chit" or a "Notification of the Submitted Share Certification Receipt Number" (namely, every shareholder that submitted his/her share certificates during the prescribed period)

Each shareholder who submitted his/her share certificates during the prescribed period shall be issued new share certificates on April 28, 2006.

Moreover, as the minimum trading unit of shares of the post-merger company is 100 shares, no new share certificates shall be issued in odd lots of less than 100 shares, which shall be recorded in the register of shareholders. The shareholder in question shall be sent a "Notification of Your New Post-Merger Shareholdings."

(2) If share certificates issued by Takara are not submitted during the prescribed submission period

Shareholders submitting their share certificates after April 28, 2006 need to deliver them in person to one of the Share Certificate Submission Handling Offices detailed in Item 2 above and request their exchange accordingly.

Please be aware that the process to exchange these late submission share certificates for new share certificates shall take approximately two weeks.

(3) Specifying the type of new share certificate

The post-merger company shall provide new share certificates in units of 100 shares, 1,000 shares and 10,000 shares. Shareholders with a specific requirement in this instance should indicate their wishes in the relevant column in the "Share Certificate Submission Form." When no specific requirement is made, the new certificates will be issued for 100 share units.

6. Increase of Shareholdings to Make a Minimum Trading Unit

(1) When a shareholder is in possession of less than one trading unit of shares of the post-merger company, the shareholder is entitled to purchase the amount of shares needed to make a minimum trading unit.

(2) Applications to purchase the amount of shares required to make a minimum trading unit shall be accepted from April 28, 2006. (The period between February 13, 2006 and April 27, 2006 is designated as the period during which the purchase of the said shares will be suspended.)

(3) For more details regarding the procedure for requesting the purchase of said shares, please direct your inquiries to the agent described in 9.(1) below.

7. Selling Shareholdings that are Less than One Trading Unit (that will be bought by Takara)

With regard to shareholdings that are less than the minimum trading unit, these shareholdings shall be bought by Takara upon request of the shareholder. The shareholder should contact the agent offices of the Share Certificate Submission Handling Office as described in Item 2 above and ask for and fill out the "Request Form for the Sale of Shares of Less than One Trading Unit," complete with registered seals. This form can be obtained from the abovementioned agency offices of the Share Certificate Submission Handling Office.

Please ask your broker for more details in regard to the selling of shareholdings that are less than a minimum trading unit currently held under the share deposit system,

Due to the merger, the procedure for selling may differ from the ordinary transaction procedure, so please make a note of the dates and the time periods that follow:

(1) Until February 22, 2006

All transactions and procedures shall abide by Takara's "Regulations Governing Shares." The Company stipulates that one trading unit is made up of 100 shares, so the regulations for holdings of odd lots (units less than 100 shares) shall apply accordingly.

(2) From February 23, 2006 until February 28, 2006

During this period, the trading of shares in the Company at the Tokyo Stock Exchange shall be suspended. Thus, regardless of the Company's "Regulations Governing Shares," no sales of holdings of odd lots (units less than 100 shares) shall take place prior to March 1, 2006. The selling price shall determined using the initial trading price quoted on the Tokyo Securities Exchange for the post-merger company.

(3) From March 1, 2006 onwards

All shareholdings following the issuance of the new post-merger shares shall be governed by and subject to the processes stated in the "Regulations Governing Shares" for the new company, which stipulate that one trading unit consists of 100 shares. Therefore, the regulations for holdings of less than 100 new shares shall be applied to share lots of less than 100 shares.

Moreover, all monies generated by the sale of shares between February 23, 2006 and April 27, 2006 shall be paid to the selling party during the first 10 days of May.

8. Important Dates (subject to change)

The following are key dates in the schedule for the merger and share transfers, etc. We ask that take careful note of these dates and exercise all due caution when seeking to add to or sell your current shareholdings.

<table>
<tr><th>Day / Month / Year</th><th>Scheduled Event</th><th>How does this affect the shareholder?</th></tr>
<tr><td>January 30, 2006 (Monday)</td><td>Initial date for the acceptance of submitted share certificates</td><td rowspan="2">Shares in the Company will be traded on the Tokyo Stock Exchange as per usual up to and including February 22, 2006. Those shareholders who have not deposited their shares at Japan Securities Depository Center, Inc. and who submit their share certificates to our securities transfer agent shall not be permitted to sell any or all of their holding until they receive their new share certificates as issued by the merged company (currently scheduled for mailing on April 28, 2006)</td></tr>
<tr><td>February 22, 2006 (Wednesday)</td><td>Last day of trading of the Company's shares at the Tokyo Stock Exchange</td></tr>
<tr><td>February 23, 2006 (Thursday)</td><td>Shares in the Company are delisted from the Tokyo Stock Exchange</td><td rowspan="2">Shares in the Company shall be delisted from the Tokyo Stock Exchange and may no longer be traded from February 23, 2006 onwards.</td></tr>
<tr><td>February 28, 2006 (Tuesday)</td><td>Final day for the acceptance of submitted share certificates</td></tr>
<tr><td>March 1, 2006 (Wednesday)</td><td>Official Date of Merger New Post-Merger Company's Shares Traded on the Tokyo Stock Exchange</td><td>Shares in the Company that are deposited at the Japan Securities Depository Center by the middle of February 2006 will be eligible to be traded as shares in the post-merger company from March 1, 2006.</td></tr>
<tr><td>April 28, 2006 (Friday)</td><td>Date of delivery of new share certificates of the merged company.</td><td>Shareholdings in the Company not deposited at the Japan Securities Depository Center and submitted in accordance with the specified procedure may be traded once the new share certificates as issued by the new entity are delivered to the shareholder.</td></tr>
</table>

9. Other Issues

(1) Please contact the following organization with any inquiries you may have with regard to the submission of share certificates, Request Forms for the Transfer of Shares of Less than One Trading Unit, Share Sale Request Forms, etc.

Securities Transfer Department, The Chuo Mitsui Trust and Banking Company, Limited
2-8-4 Izumi, Suginami-ku, Tokyo (postal code 168-0063)
Tel: +81-(0)3-5233-3331 & +81(0)120-78-2031 (toll free in Japan only)
Please call the toll-free number below for all form requests; alternatively you can request these forms online at the website detailed below:
Tel: 0120-87-2031 (toll-free, 24hrs-a-day; in Japan only)
(Website)
https://www.chuomitsui.co.jp/person/p_06/p_06_11.html

(2) Transfer of the "Shareholders Registration Form " and other related documents

With regard to documentation currently in safekeeping with the Company, such as the "Shareholders Registration Form," the "Shareholders Registration Form for Shares Deposited at the Japan Securities Depository Center," and the "Designated Dividend Transfer Form," etc., the post-merger company shall maintain these documents and systems in exactly the same manner that they are now kept. However, in the event that certain shareholders hold shares in both of the two merged companies and have the dividends from both these holdings paid into different accounts, the account used for the dividend paid on the holdings of TOMY Company, Ltd. shares shall prevail. Moreover, if certain shareholders hold stock in both the Company and TOMY Company, Ltd. and said shareholders receive dividends of via postal transfer services while they receive dividends of Takara through a bank account, this account shall prevail. For more details regarding the payment of dividends, please do not hesitate to contact an agency office of the Share Certificate Submission Handling Office described in 2. above.

Exhibit 2

January 27, 2006

NOTICE OF SHAREHOLDING MATTERS PERTAINING TO THE MERGER

Dear Shareholder,

The Company (hereinafter "Takara") hereby informs you that, in accordance with the decision ratified at the extraordinary general meeting of shareholders held on Tuesday September 6, 2005, as of March 1, 2006 the Company (which will operate under the name Kabushiki Kaisha Takara Tomy), will have completed its merger with TOMY Company, Ltd. (7-9-10 Tateishi, Katsuhika-ku, Tokyo). The name of the post-merger company shall be Tomy Company, Ltd. in English.

In this regard, the day before the merger (February 28, 2006) all shareholders (including beneficial shareholders) registered or recorded in the latest shareholder register will receive 0.356 of one share in the new, post-merger company for every one share of Takara they are registered as possessing as registered in the latest shareholder register.

Those holders of Takara's shares that are currently deposited at Japan Securities Depository Center, Inc. under the securities custody and book-entry system or whose number is smaller than one trading unit, are not required to involve themselves in any part of this process. Shareholders who have all their holdings listed on the shareholder register and those who declare that they are not in possession of any share certificates also do not have to involve themselves in any part of the process. The holdings recorded on the shareholder register or deposited at Japan Securities Depository Center, Inc. will be converted into shares in the new company using the merger ratio stated below. You will be sent a "Notification of Your New Post-Merger Shareholdings" on April 28, 2006 (current scheduled date of mailing). Please use this notification to confirm your new shareholdings.

Moreover, to the shareholders of Takara listed in the shareholder register, those whose holdings of shares of Takara numbering less than 100 shares (i.e. one trading unit), and simultaneously holding shares of TOMY Company, Ltd., in a number less than one trading unit, new share certificates of the post-merger company will be issued in the event that the number of shares of the new company to be held by the shareholders in question exceeds one trading unit of the post-merger company. Those shareholders shall be sent their new share certificates of the post-merger company in the middle of May.

Please refer to the items below regarding important dates of the merger, matters relating to the transfer of shares, and the purchasing and selling of the Company's shares in lots of less than one trading unit.

If any of the items listed herein require further explanation, please do not hesitate to contact the stock transfer agent as listed in 4. below.

Yours faithfully,
Nobuyuki Okude, President and CEO
TAKARA Co., Ltd.
4-19-16 Aoto, Katsushika-ku, Tokyo

16

1. Important Dates Going Forward (subject to change)

The following are key dates in the schedule for the merger, share transfers, and related events. We ask that you pay attention to these dates and exercise all due caution when looking to change your current shareholdings.

Day / Month / Year	Scheduled Event	How does this affect shareholders?
February 22, 2006 (Wednesday)	Last day of trading of the Company's shares on the Tokyo Stock Exchange	Shares in the Company will be traded on the Tokyo Stock Exchange as per usual up to and including February 22, 2006.
February 23, 2006 (Thursday)	Shares in the Company are delisted from the Exchange	Shares in the Company shall be delisted from the Tokyo Stock Exchange and may no longer be traded from February 23, 2006 onwards.
March 1, 2006 (Wednesday)	Official Date of Merger New Post-Merger Shares Traded on the Tokyo Stock Exchange	Shares in the Company deposited at the deposited at the Japan Securities Depository Center will be eligible to be traded as shares in the post-merger company from March 1, 2006.
April 28, 2006 (Friday)	Date for the mailing of the "Notification of Your New Post-Merger Shareholdings." Date of delivery of new share certificates of the post-merger company.	One trading unit of shares in the post-merger company stock is equivalent to 100 shares. Those holdings that calculate out to less than 100 shares shall be recorded on the shareholders registry but shall not be converted into new share certificates. The notification regarding the new share issuance shall be delivered on this date.

2. Handling of Requests to Increase Shareholdings when They are Less than One Trading Unit of Shares in the Post-merger Company.

(1) When a shareholder is in possession of less than one trading unit of shares in the post-merger company, the shareholder is entitled to request the right to purchase the amount of shares required to make one whole trading unit.

(2) Applications to purchase the amount of shares required to make one whole trading unit of shares shall be accepted from April 28, 2006. (Applications shall not be made during the period between February 13 and April 27, 2006).

(3) For more details regarding the procedure for requesting the purchase of said shares, please do not hesitate to contact the share transfer agent stated in 4.(2) below.

3. Sale of Shareholdings that are Less than One Trading Unit of Shares in Takara (that will be purchased by Takara)

With regard to shareholdings that are less than one trading unit of shares, these holdings shall be bought by Takara upon request of the shareholder.

Please ask your broker for details regarding selling your shareholdings that are less than one trading unit of shares that are currently deposited at the Japan Securities Depository Center.

Please do not hesitate to contact the share transfer agent stated in 4.(2) below for selling your shareholdings that are currently less than one trading unit and only appear on the register of shareholders of Takara.

Finally, due to the merger, the process for dealing with these selling transactions may differ from ordinary selling transactions, so please make a note of the dates and the durations that follow:

17

(1) Until February 22, 2006

All transactions and procedures shall abide by the Company's "Regulations Governing Shares." The Company stipulates that one stock unit is made up of 100 shares, so the regulations for holdings of less than 100 shares shall apply accordingly.

(2) From February 23 until February 28, 2006

During this period, the trading of Company shares at the Tokyo Stock Exchange shall be suspended. Accordingly, regardless of the Company's "Regulations Governing Shares," no sale of holdings of less than 100 shares of Takara may take place prior to March 1, 2006, and the selling price shall be determined utilizing the initial trading price quoted on the Tokyo Stock Exchange for the post-merger company.

(3) From March 1, 2006 onwards

All shareholdings following the issuance of the shares in the post-merger company shall be governed by and subject to the processes stated in the "Regulations Governing Shares" for the post-merger company, which stipulate that one trading unit of shares comprises 100 shares. Therefore, holdings of less than 100 shares of the post-merger company shall be subject to the selling transactions.

Moreover, all monies generated by the sales of shares between February 23, 2006 and April 27, 2006 shall be paid to the selling party during the first half of May.

4. Share Transfer Agent

(1) Share Transfer Agent	The Chuo Mitsui Trust and Banking Company, Limited, Head Office 3-33-1 Shiba, Minato-ku, Tokyo
(2) Handling Office (Mailing Address) (Customer Query Center)	Securities Transfer Agent Department, The Chuo Mitsui Trust and Banking Company, Limited 2-8-4 Izumi, Suginami-ku, Tokyo (postal code 168-0063) +81-(0)3-5233-3331 Tel: 0120-78-2031 (toll free; Japan only)
(3) Agency Offices	All branches across Japan, The Chuo Mitsui Trust and Banking Company, Limited Head Office and all branches across Japan, Japan Securities Agents, Ltd.

With regard to such problems as a change of mailing address, requests for application forms to purchase the amount of shares required to make one trading unit of shares, etc. please direct your inquiry to the toll-free number below or alternatively you can make your request online at the website below. (Please ask your securities company for more details with regard to shareholdings that are less than one trading unit currently deposited at the Japan Securities Depository Center.)

(Toll-free; 24hrs-a-day) Tel: 0120-87-2031 (Japan only)

(Website)
https://www.chuomitsui.co.jp/person/p_06/p_06_11.html

5. Transfer of the "Shareholders Registration Form" and other documentation to the post-merger entity.

With regard to documentation currently in the possession of the Company, such as the "Shareholders Ballot," the "Shareholders Registration Form under the Share Deposit System" and the "Designated Dividend Transfer Form," the post-merger entity shall maintain these documents and systems in the exact same manner as they are now kept. However, in the event that certain shareholders hold shares in both of the two companies to be merged (Takara and TOMY Company, Ltd.), and have the dividends from both these holdings paid into different accounts, the account used for the dividend paid on the holdings of TOMY Company, Ltd. shares shall prevail. Moreover, if certain shareholders hold stock in both the Company and TOMY Company, Ltd. and said shareholders receive dividends of TOMY Company, Ltd. via the postal transfer service and receive dividends of Takara through a bank account, the account shall prevail.

For more details regarding the payment of dividends, please do not hesitate to contact the share transfer agent described in 4.(2) above.

Exhibit 3

Please make certain that you use the Share Certificate Submission Form (the form is in Japanese, and is entitled 株券提出書) mailed separately from this Notification, and not the share certificate submission form in English attached herewith.

Share certificate submission form

To: The Chuo Mitsui Trust and Banking Company, Ltd.
Share Transfer Agent for **Takara Co., Ltd.**
I hereby entrust to you the share certificates in Takara Co., Ltd. detailed below for safekeeping in respect of the merger scheduled to take place on March 1, 2006 between Takara and TOMY Company, Ltd.

* Date: (year), (month) (day)

Please note that the number of shares is recorded in the Registry of Shareholders as of January 6, 2006. Accordingly, no transactions after that date are reflected in the Registry of Shareholders.

Shareholder No.	Number of shares held as of January 6, 2006 (as recorded in the Registry of Shareholders)
	of which, number of shares registered on the shareholder's list, but with no issuance of actual certificates
* Number of share certificates submitted	

* Number of shares broken down by certificate unit size	
Number of shares per certificate	Number of certificates
100 shares	
1,000 shares	
10,000 shares	
100,000 shares	
shares	
Total	

* Types of Share Certificate Desired

A. Please indicate below the categories of share certificate you wish to receive with regard to the shares in the merged company that will be issued to you. Circle the number(s) at the left to indicate the type of certificate(s), and insert the number of certificates of the said type you wish to receive into the parentheses at the right.
1. 100-share certificates (   )
2. 1,000-share certificates (   )
3. 10,000-share certificates (   )

B. Regarding share lots of less than 100 shares, no certificates of shares shall be issued.

* Phone number (for contact in emergencies):	( )

Please first read carefully the enclosed *guide to the* submission of share certificates, and the instructions on the reverse side of this form, and then sign and affix your registered seal on the points marked with the sign *.

* Extra seal

2542

* Registered seal

For use by the transfer agent		
Share exchange ratio: 1:0.356 (0.356 share of the merged company to one share of Takara)		
Types of share issued	Share type	Number of certificates
	100-share certificates	
	1,000-share certificates	
	10,000-share certificates	
Total number of shares		

Processed	Inspected	Entered into records	Date of issuance of new share certificates

Caution! Please read the following explanations carefully before filling in the front side of this form.

1. Remember to sign your name at the point marked with the sign * at the lower right and affix your registered seal over the signature. Affix the same seal at the point marked * at the upper right.
2. Enclose your share certificates with this form. Put all share certificates together in one envelope.
3. Please post (by registered mail) or personally take your share certificates to the office nearest to you of the agencies shown at the bottom right-hand corner of this page.
4. If you send the certificates by post, please enclose both the certificates and this form in a designated mail envelope, and ask for registered mail delivery (simplified format) at your local post office. The Company will pay the cost on delivery of registered mail received within the specified timeframe, and you thus do not need to affix a stamp.
5. Shareholders in possession of share certificates whose change of ownership has not yet been registered are requested, additionally, to enclose a designated form requesting registration of the change in share ownership.
6. Caution! Please note that, once you have submitted the share certificates, we cannot accede to any request for cancellation of the submission, return of the share certificates, change in the name of the party submitting the certificates, or any other such amendments.
7. In the event of an alteration in your address or seal, please notify us as soon as possible.
8. Note that, during the period between our receipt from you of your share certificates and your receipt from us of the certificates of the new shares scheduled to be sent by mail on April 28, 2006, you will not be able to sell any shares registered in your ownership.
9. If you deposit the Company's shares in your ownership with the Japan Securities Depository Center up to but no later than the middle of February 2006 (for more precise details, please contact your securities company), you will become able to sell shares in the new, post-merger company (which will be known as Kabushiki Kaisha Takara TOMY in Japanese, but as TOMY Company, Ltd. in English) from March 1, 2006.
10. In the event that you have already deposited Company's shares in your ownership with the Japan Securities Depository Center, you need not conduct any submission procedures. If you are unsure about the status of shares registered in your ownership, or regarding their whereabouts, please immediately contact the securities company through which you purchased them.
11. Please do not forget to indicate (on the front of this form) the type of share certificates you wish to receive with respect to the new shares to be issued to you. In the event that no entry is made in the relevant box, the shares will be issued in the form of 100-share certificates.

Takara Co., Ltd.

Office of the agent handling the share procedures in question (destination for the sending of share certificates via the postal service; in charge of inquiries): The Chuo Mitsui Trust and Banking Company, Ltd., Securities Transfer Department, 2-8-4 Izumi, Suginami-ku, Tokyo (postal code: 168-0063)
Tel: +81-(0)-3-5233-3331
0120-78-2031 (freephone, only in Japan)

Other offices handling share transfer-related work:
- All branch offices in Japan of The Chuo Mitsui Trust and Banking Company, Ltd.
- Head office and all branch offices in Japan of Japan Securities Agents, Ltd.

Exhibit 4

January 27, 2006

Notification with regard to the planned merger with TOMY Company, Ltd.

Notification regarding submission of share certificates required for exchange for new shares

To Whom it May Concern

TAKARA Co., Ltd.
Nobuyuki Okude, President and CEO

By resolution of the Extraordinary General Meeting of Shareholders of Takara Co., Ltd. held on September 6, 2005, the Company shall effect a merger with TOMY Company, Ltd. as of March 1, 2006. The surviving company shall be TOMY Company, Ltd. The post-merger company shall trade under the name of Kabushiki Kaisha Takara TOMY in the Japanese language, but the company's name in English shall be TOMY Company, Ltd. ("TOMY")

Following the merger, TOMY shall allot shares to registered shareholders (including beneficial shareholders) who are registered or recorded in the latest shareholder register (including beneficial shareholder register) of the Company ("Takara") as of February 28, 2006, the day immediately preceding the merger date. The shares of TOMY shall be allotted for the shares held in Takara, and shall be allotted at a ratio of 0.356 of a share for each share of Takara. For this purpose, we request all shareholders to submit the share certificates in their possession to the Chuo Mitsui Trust and Banking Company, Ltd., as shown below, for safekeeping during the period indicated, while the share-exchange procedure is being conducted.

Please note that any share certificates not submitted within the specified period shall thereby be rendered invalid.

With regard to share certificates held by Japan Securities Depository Center, Inc. under the securities custody and book-entry system, shares of less than the minimum trading unit of 100 shares, or shares notified as not in the personal possession of the owner, the requirement for submission of the share certificates and related procedures is waived.

1. Period for submission of share certificates

January 30 to February 28, 2006

2. Name and addresses of agent for the handling of the share certificates

Name of share transfer agent: The Chuo Mitsui Trust and Banking Company, Ltd.

Head office: 3-33-1 Shiba, Minato-ku, Tokyo

Office of the agent handling the share procedures in question (destination for the sending of share certificates via the postal service; in charge of inquiries):

The Chuo Mitsui Trust and Banking Company, Ltd., Securities Transfer Department
2-8-4 Izumi, Suginami-ku, Tokyo 168-0063
Tel: +81-(0)-3-5233-3331
0120-78-2031 (toll free, only in Japan)

Other offices handling share transfer-related work:

All branch offices in Japan of The Chuo Mitsui Trust and Banking Company, Ltd.
Head office and all branch offices in Japan of the Japan Securities Agents, Ltd.

23